

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

DIVISION OF
CORPORATION FINANCE

November 12, 2008

Ms. Linda L. Griggs, Esq.
Morgan, Lewis & Bockius LLP
1111 Pennsylvania Ave. NW
Washington D.C. 20004

Re: PhotoMedex, Inc.
File No. 0-11635

Dear Ms. Griggs:

In your letter dated November 7, 2008 prepared in connection with PhotoMedex, Inc's (the "Company") response to comments from the staff on the Company's preliminary proxy statement on Schedule 14A, you state that the Company requests relief on the financial statements to be filed related to their proposed acquisition of Photo Therapeutics Limited (PTL), a non-reporting company that has historically complied with UK GAAP and historically been audited in accordance with International Standards on Auditing (UK and Ireland). Specifically, you request that the Company be permitted to include unaudited financial statements of PTL that include the required US GAAP reconciliation as a footnote to the financial statements. Your letter states that the Company is not soliciting stockholder approval for its acquisition of PTL, but is required to include the financial information for PTL pursuant to Note A to Schedule 14A, since completion of the acquisition of PTL is contingent on approval by the stockholders of various other matters for which stockholder approval is being sought at the annual meeting.

For the reasons stated in your letter, you state that the Company believes that providing US GAAS audited financial statements that include a US GAAP reconciliation for PTL's most recent year would be impracticable. Therefore, the Company believes that it should be able to present unaudited financial statements for PTL's most recent fiscal year. Additionally, since PTL's financial statements that include a US GAAP reconciliation have never been audited in accordance with US GAAS, the Company believes that Instruction 1 of Item 17(b)(7) would permit them to provide unaudited financial statements for PTL's prior periods.

Based on the unique facts and circumstances described in further detail in your letter, we will not object to the inclusion of the following financial statement information for PTL in the Company's proxy statement on Schedule 14A related to the proposed acquisition of PTL:

- Unaudited annual financial statements of PTL for the years ended December 31, 2007 and 2006, reconciled to US GAAP; and
- Unaudited interim financial statements for the nine months ended September 30, 2008 and 2007 or six months ended June 30, 2008 and 2007, reconciled to US GAAP.

Additionally, the staff notes in your letter that the Company expects to comply with the financial statement requirements applicable to Form 8-K that are required after completion of the acquisition of PTL. Your letter states that, based on estimates of 2008 pre-tax income, the Company expects that it will only need to file one year of audited financial statements of PTL, and since the PTL acquisition would be made after the end of 2008, the Company intends to include 2008 audited financial statements for PTL in the Form 8-K.   The staff notes that any financial statements required pursuant to Form 8-K must be audited in accordance with US GAAS, and the PTL financial statements must be reconciled to US GAAP to the extent the acquisition is in excess of 30% significant. If the acquisition of PTL is significant at 30% or below, the Company may omit the quantitative reconciliation to US GAAP and provide a narrative description of the differences between the two generally accepted accounting standards.

The position described above is based solely on the information included in your letter. New or different facts could warrant a different conclusion. If you have any questions concerning this letter, please call me at (202) 551-3512.

Sincerely,

Stephanie L. Hunsaker
Associate Chief Accountant